November 19, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (310) 827-0600

Mr. Munjit Johal, Chief Financial Officer
Secured Diversified Investment, Ltd.
5030 Campus Drive
Newport Beach, CA   92660

RE: Secured Diversified Investment, Ltd.
File No. 000-30653
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Dear Mr. Johal:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant